Exhibit 99.1
Shinhan Financial Group 2018 1H Operating Results

On July 24, 2018, Shinhan Financial Group released its operating results for 2018 1H. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

The financial figures have been derived following K-IFRS No.1109, ‘Financial instruments’ and K-IFRS No.1115, ‘Revenue from Contracts with Customers’ for the year beginning on January 1, 2018.

(Financial information for periods prior to December 31, 2017 has not been restated)

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)
Item		2Q 2018	1Q 2018	QoQ Change (%)	2Q 2017	YoY Change (%)
Revenue*	Specified Quarter	11,719,976	8,972,703	30.62	5,957,994	96.71
	Cumulative	20,692,679	8,972,703	-	19,758,951	4.73
Operating Income	Specified Quarter	1,334,035	1,175,839	13.45	1,155,536	15.45
	Cumulative	2,509,874	1,175,839	-	2,453,796	2.29
Income before Income Taxes	Specified Quarter	1,308,760	1,194,044	9.61	1,189,517	10.02
	Cumulative	2,502,804	1,194,044	-	2,495,232	0.30
Net Income	Specified Quarter	948,056	869,036	9.09	901,902	5.12
	Cumulative	1,817,092	869,036	-	1,909,156	-4.82
Net Income Attributable to Controlling Interest	Specified Quarter	938,017	857,549	9.38	892,032	5.16
	Cumulative	1,795,566	857,549	-	1,889,130	-4.95

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)
Item		2Q 2018	1Q 2018	QoQ Change (%)	2Q 2017	YoY Change (%)
Revenue*	Specified Quarter	7,246,724	4,280,076	69.31	2,167,990	234.26
	Cumulative	11,526,800	4,280,076	-	10,697,142	7.76
Operating Income	Specified Quarter	910,378	810,878	12.27	728,884	24.90
	Cumulative	1,721,256	810,878	-	1,391,194	23.73
Income before Income Taxes	Specified Quarter	906,152	812,871	11.48	749,787	20.85
	Cumulative	1,719,023	812,871	-	1,422,194	20.87
Net Income	Specified Quarter	671,311	600,596	11.77	569,824	17.81
	Cumulative	1,271,907	600,596	-	1,104,402	15.17
Net Income Attributable to Controlling Interest	Specified Quarter	671,266	600,520	11.78	569,766	17.81
	Cumulative	1,271,786	600,520	-	1,104,322	15.16

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)
Item		2Q 2018	1Q 2018	QoQ Change (%)	2Q 2017	YoY Change (%)
Revenue*	Specified Quarter	1,287,623	1,158,076	11.19	1,160,957	10.91
	Cumulative	2,445,699	1,158,076	-	2,703,426	-9.53
Operating Income	Specified Quarter	210,763	195,870	7.60	297,669	-29.20
	Cumulative	406,633	195,870	-	827,780	-50.88
Income before Income Taxes	Specified Quarter	193,109	191,316	0.94	296,468	-34.86
	Cumulative	384,425	191,316	-	823,041	-53.29
Net Income	Specified Quarter	142,538	138,254	3.10	228,318	-37.57
	Cumulative	280,792	138,254	-	629,706	-55.41
Net Income Attributable to Controlling Interest	Specified Quarter	142,789	139,105	2.65	229,385	-37.75
	Cumulative	281,894	139,105	-	631,177	-55.34

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues